November 17, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:John Coleman

Office of Energy and Transportation

Re:United States Lime & Minerals, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed February 23, 2023

File No. 000-04197

Ladies and Gentlemen:

United States Lime & Minerals, Inc. (the “Company”, “we”, or “our”) acknowledges receipt of the letter (the “Comment Letter”) dated November 9, 2023, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022, File No. 000-04197, filed with the Commission of February 23, 2023.

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or advise as soon as possible when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We will be working with our third-party consultants with respect to the Staff’s comments on our technical report summaries. We would expect to file a formal response on or before January 10, 2024, assuming we do not encounter issues which would require materially more time than that to complete. If we have any questions while we are preparing our responses, we may request a call with the Staff for clarification purposes.

Please direct any questions or comments regarding the foregoing to Michael L. Wiedemer, Vice President and Chief Financial Officer, at (972) 392-8410.

Regards,

United States Lime & Minerals, Inc.

By:	/s/ Michael L. Wiedemer
Michael L. Wiedemer
Vice President and Chief Financial Officer